Mail Stop 6010

October 19, 2006

Kofi Kankam
Chief Executive Officer
JobsInSite, Inc.
426 West 49th Street, Suite 4A
New York, NY 10019

>   **Re: JobsInSite, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed September 28, 2006**
>   **File No. 333-137624**

Dear Mr. Kankam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Although your website is not incorporated by reference into your filing, it should be consistent with the disclosure in the filing. We note that while page 1 of your filing states you have "limited experience in the career software and employer recruiting business," the "About Us" page on your website includes the following claims:

- "The founders of JobsInSite have top-flight educational credentials."
- "Our team is comprised of individuals who have worked in many of the premier management, service, technology, and Internet-affiliated companies in the world."
- "The common denominator is heavy experience in the service, management, technology, and Internet industries alike."

Please consider revising your website so it is more consistent with the filing's description of your company's experience.

Summary Consolidated Financial Information, page 3

2. Please revise your inception-to-date disclosures here and in your financial statements to include the operations of your predecessor limited liability company. In addition, please revise your disclosures in MD&A and in your financial statements to clarify what assets, rights and obligations were contributed or assumed from the limited liability company.

Risk Factors

We have future capital needs and without adequate capital . . . , page 4

3. Please state how long you estimate the funds currently available to the company will enable the company to continue operating under its current business plan.

Our inability to successfully achieve a critical mass of sales . . . , page 5

4. Please state the amount of sales the company considers to be a "critical mass."

Intense competition, page 7

5. Please identify your principal competitors and their products that compete with yours.

We will have broad discretion over the use of proceeds, page 8

6. Please revise this risk factor heading to clarify that the proceeds to which it refers are the proceeds from the private placement performed earlier this year and not the proceeds from this resale offering.

Directors and Executive Officers, page 10

7. So it is clear you have provided management's business experience for the past
   five years, please include the dates when they held the positions that are
   described.

8. We note from page 22 that you do not consider your two executive officers to be
   employees, and we note from page 27 that you do not pay them a salary. Please
   disclose how much time they will devote to the company each week. Also
   disclose whether they have other employment and, if so, what that employment is.

Experts, page 13

9. Please revise your disclosure to remove the implication that the interim financial
   information as of and through June 30, 2006 has been audited by Paritz &
   Company, P.A. or provide their audit report in your filing.

Description of Business, page 14

10. Please discuss your advertising, sales, and distribution methods. If you have
    multiple sales or distribution methods, state how much revenue was derived from
    each.

Industry Background, page 14

11. Please cite sources for each of the figures included in the third full paragraph on
    page 15, which begins with "Perhaps motivated by the decrease . . . ." Cite
    sources for the figures included in the fourth paragraph as well.

Business Operations, page 17

12. Please state the revenues attributable to each of your four products during 2005
    and the interim period in 2006.

Research and Development Costs, page 18

13. Please explain what the "customized packages" are, as referenced in the third
    paragraph of this discussion.

14. Please file as an exhibit the agreement with Rovix, and discuss its material terms
    in the Business section.

Growth Strategy, page 19

15. We note you have filed as exhibit 10.4 the agreement with the New Jersey Institute of Technology's Equal Opportunity Fund Program, which is mentioned at the top of page 20. Please explain what the Equal Opportunity Fund Program is, and discuss this agreement's material terms.

16. Please file as exhibits the agreements with Streetwise Partners and Rutgers University – TRIO services program, and discuss the material terms in the body of your document.

17. Regarding the "Minority Business Enterprise and Small Disadvantages Business Certification" paragraph on page 20:

   • Please explain the criteria the company met to obtain each of the certifications mentioned in this paragraph, and
   • Please quantify the amount of sales that have resulted from the company having these designations.

18. Please explain in the "Direct Marketing" discussion on pages 20-21 why the company selected Ohio as the location in which to conduct its newspaper advertising efforts.

19. Please discuss in the "Entering New Service Areas" paragraph on page 21 where each product mentioned in this paragraph currently is in the development process, the estimated cost for finishing the development process and launching each product, and the approximate timeframe when each will be available for sale to the public.

Employees, page 22

20. We note the company has no employees. Please clarify in this section and in "Directors and Executive Officers" on page 10 the employment status of Mssrs. Kankam and Cadette, who are identified as executive officers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operation, page 22

21. It appears some time has passed since this discussion was written. For example, we note the statement on page 23 that "[s]oftware demonstration for posting to website will be completed by March 2006." Please update this discussion to indicate the extent to which the initiatives have been reached, and continue to

keep it current during the course of our review. For example, since October 2006 is almost over, you should state whether management attended the conference in Buffalo, New York that is discussed at the bottom of page 23.

22. Please revise your disclosure to clearly and accurately reflect your actual accomplishments and your planned activities. As two examples, on page 22 you indicate that software demonstrations will be completed by March 2006, a date that has already past, and on page 24 you indicate that you will plan to update your profile on an additional 150 company websites.

23. It appears the company's personnel are planning a large amount of travel during the next year. Please state your best estimate as to the cost of this travel and the expected source of funds.

Results of Operations for the Six Months Ended June 30, 2006, page 25

24. Please revise your disclosure to compare the operating results of the six months ended June 30, 2006 to those of the comparable period in 2005 as required by Item 303(b)(2) of Regulation S-B.

25. Please revise your disclosure to indicate the nature of your general and administrative expenses as well as your research and development expenses.

26. Please provide the discussion of your calendar 2005 operating results compared to those of calendar 2004 as required by Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources, page 26

27. Please expand this discussion to include the information required by Item 303(b)(1)(i) and (iii).

28. Please revise your disclosure to discuss your plans and any commitments to acquire commercial quality, high-speed software duplication equipment as disclosed on page 18.

29. Please revise your June 30, 2006 working capital disclosure to subtract the $2,500 in accounts payable and accrued liabilities existing at that date.

30. Please disclose the impact of your costs to be incurred in connection with this registration statement on your liquidity. In your disclosure, please discuss how you will fund the estimated $25,500 as disclosed on page 37 and why you are willing to incur costs in excess of the $17,900 raised in the private placement.

Executive Compensation, page 27

31. The table should reflect compensation for 2005, not 2006. Please revise the "Year" column accordingly.

Plan of Distribution and Selling Stockholders, page 29

32. Please identify the natural persons who are the beneficial owners of the shares held by BCT Partners and Wilson Equities, LLC.

33. Please identify which of the selling security holders, if any, are either broker-dealers or affiliates of a broker-dealer.

34. Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this requirement is if the broker-dealer received the securities as compensation for underwriting activities.

35. In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

- the selling security holder purchased in the ordinary course of business; and
- at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

    If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

Independent Auditors' Report, page F-1

36. Please have Paritz & Co, P.A. update the title of their report and their reference to auditing standards to comply with PCAOB Auditing Standard No. 1.

37. Please have Paritz & Co, P.A. ensure that their report covers and consistently identifies the inception date of your predecessor limited liability company.

Balance Sheet, page F-2

38. Please revise your 2004 balance sheet to remove the negative property plant and equipment balance and revise your statements of cash flows and statements of operations as appropriate. Please explain to us how a negative balance for property plant and equipment can exist.

Statement of Operations, page F-3

39. Please revise your financial statements to include the inception-to-date period required by paragraph 11b of SFAS 7.

40. Please revise your financial statements to ensure that periods with net losses are presented in parentheses.

41. Please revise your financial statements to round your basic and diluted earnings per share amounts to the nearest cent to not imply a greater degree of accuracy than exists.

Statement of Stockholders' Equity (Deficiency), page F-4

42. Please revise your financial statement to present separately the rollforward of each balance sheet equity account. In addition, please explain to us why you have a beginning balance for 2004 if you present that year as your inception period.

Statement of Cash Flows, page F-5

43. Please revise your financial statements to include the inception-to-date period required by paragraph 11c of SFAS 7.

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies, page F-6

44. Please disclose the nature of your revenue recognized and your revenue recognition policy. Please differentiate between software sales, product sales and services.

Research and development costs, page F-7

45. Please revise your disclosure to specifically disclose your policy for software development costs accounting and explain to us how your policy complies with SFAS 86. On page 6 you indicate that you are developing customized new software programs for corporate purchasers.

46. Please disclose your policy for the accounting for website development costs under EITF 00-2

Interim Financial Statements

Statement of Cash Flows, page F-10

47. Please revise your presentation to include the six-month period ended June 30, 2005 as required by Item 310(b) of Regulation S-B.

Notes to Financial Statements, page F-11

48. Please add a footnote to disclose your 2006 equity issuance. Please disclose the registration rights associated with this issuance as provided in Exhibit 10.3.

49. Please disclose in your financial statements and in your liquidity discussion of MD&A the commitment by your shareholders to loan you up to $3,000 as disclosed in a risk factor on page 4.

Information Not Required in Memorandum, page 37

50. We note the expenses associated with this offering exceed your total assets, and since you are not profitable, it appears you will be unable to cover these expenses with cash from operations. Please discuss these upcoming expenses in "We have future capital needs and without adequate capital . . ." on page 4 and in "Liquidity and Capital Resources" on page 26. State the expected source of the funds that will be used to cover these expenses.

Signatures, page 40

51. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended filing. If Kevin Cadette, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Exhibit 5.1: Legal Opinion

52. The first paragraph of the legal opinion refers to the company as a "Nevada corporation." However, based on the registration statement cover page and the certificate of incorporation filed as exhibit 3.1, it appears the company is a New York corporation. Counsel should revise the opinion accordingly.

53. Counsel should revise the opinion to clarify that the conclusion that the shares "are validly issued, fully paid and non-assessable" is based on New York state law.

Exhibit 23.1: Consent of Paritz & Co., P.A.

54. Please have Paritz & Company, P.A. revise their consent to cover the naming of their firm as an expert on page 13.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kwajo M. Sarfoh
        Sarfoh & Associates, LLP
        250 West 57th Street, Suite 917
        New York, NY 10107